Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

US Express Leasing, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed by Everbank Financial Corp pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated May 28, 2008 with respect to the consolidated balance sheet of US Express Leasing, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP
Short Hills, New Jersey
November 2, 2012